October 17, 2025

Via Edgar Transmission

Ms. Irene Paik / Ms. Sandra Hunter Berkheimer

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Washington, D.C. 20549

Re:	Tron Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form S-3 Filed August 22, 2025 File No. 333-288986

Dear Ms. Paik / Ms. Berkheimer,

We hereby provide a response to the comments issued in a letter dated September 11, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-3”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-3, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Registration Statement on Form S-3 Prospectus Summary

General

1.	We note that Justin Sun posted on X on July 25, 2025, “The Nasdaq [listing] is just the starting point for our listing. The Nasdaq 100 Index, including Nvidia, Apple, and Google, is our target. We aim to become part of the Nasdaq 100 Index within three years—that’s the goal we’re pursuing!” We also note that Justin Sun rang the opening bell for Nasdaq on behalf of the company on July 24, 2025. Please tell us, with a view toward disclosure, whether Justin Sun is an executive officer of the company. Please refer to Rule 3b-7 of the Securities Exchange Act of 1934.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Mr. Justin Sun does not serve as an executive officer of the Company within the meaning of Rule 3b-7 under the Exchange Act. More specifically, Mr. Justin Sun does not hold any officer position for the Company or any subsidiary thereof, he is not in charge of any business unit, and he does not perform any policy making functions. He acts solely in an advisory role as an independent contractor. The Company’s advisory agreement with Mr. Justin Sun provides that he will advise the Company in the capacity of an independent contractor, and will provide such services to the Company as may be directed by the Company’s board of directors, and that his performance of such services shall be subject to the Company’s final approval.

The Company further respectfully advises the Staff that Mr. Justin Sun’s X post referred to in the Staff’s comment was published on his personal X account, and does not represent the views or opinions of the Company. The Company did not comment on or repost the post. We believe that the post was only intended to be a personal message from Mr. Justin Sun as an advisor wishing the Company to continue to grow.

On July 24, 2025, the Company rang the Nasdaq Stock Market Opening Bell. To mark the occasion, the Company invited Mr. Justin Sun to ring the Opening Bell alongside the Company’s management team. Given Mr. Justin Sun’s role as the Company’s advisor and the founder of TRON, the Board believes that his presence can demonstrate the support from the TRON blockchain community for the Company’s strategic transformation into a TRON treasury strategy company. It can also demonstrate the Company’s commitment to aligning closely with the TRON blockchain ecosystem and its dedication to outreach with the TRON blockchain community.

Cover Page

2.	We note your response to prior comment 1. Please include disclosure on the cover page briefly describing the company’s business and clarifying the incidental relationship between the company and the TRON DAO and TRON blockchain ecosystem. Please refer to Instruction to paragraph 501(b)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on page 7 of the Amended S-3.

Prospectus Summary

TRX Tokens Treasury, page 4

3.	Where you disclose that TRON was founded in 2017, please also disclose that it was founded by Justin Sun and describe his continued involvement in the TRON network.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 7 of the Amended S-3.

4.	We note your disclosure on page 5 that the company holds the treasury tokens in a self-managed wallet set up by BiT Global. Please expand your disclosure to address the following:

●	We note your disclosure that the “wallet is safely kept in a secure location controlled by BiT Global.” Please disclose the geographic location where the private keys are located.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Amended S-3.

●	Discuss any insurance coverage you have for your treasury tokens, including whether BiT Global provides insurance coverage, the amount of coverage, any coverage limitations, and any risks attendant thereto.

Response: There is currently no insurance coverage on the treasury tokens. The Company has accordingly revised page 5 of the Amended S-3. The Company also has revised pages 13 and 34 of the Amended S-3 in connection with the risk factors attendant to this issue.

●	We note your disclosure that “[t]he Company retains sole control of the wallet and private keys.” Please identify the person(s) that have access to the treasury tokens and have the authority to release the tokens from your wallet and whether any persons (e.g., auditors, etc.) are responsible for verifying the existence thereof. Also clarify whether any insurance providers have inspection rights associated with the crypto assets held in storage.

Response: In response to the Staff’s comment, the Company respectfully submits that the identity of the controller(s) of the wallet and private keys is a highly confidential matter. The Company has revised the disclosure on page 5 of the Amended S-3 in response to the Staff’s comment.

5.	Please expand your disclosure regarding the company’s staking program to address the following:

●	We note your disclosure that “[t]he Company has currently staked nearly 100% of TRX tokens in its treasury into sTRX tokens.” Please revise to clarify what “nearly 100%” means and tell us whether you have any policies or procedures in place that govern the percentage of TRX tokens that will be turned into sTRX tokens.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 7 of the Amended S-3.

●	We note your disclosure that “365,096,800 TRX tokens of the Consideration Tokens held by the Company have been ‘staked’ on JustLend, a decentralized finance (DeFi) protocol, on June 28, 2025 in exchange for approximately 297,543,246 Staked TRX (sTRX) tokens.” Please clarify whether the remaining 67,533,554 TRX tokens were not converted into sTRX. Please also disclose the unbonding period for TRX tokens to the extent applicable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 7 of the Amended S-3.

The Company respectfully wishes to make the following clarifications to the Staff’s comment:

-	The sTRX token is not fixed at a 1:1 conversion ratio with the TRX token. The 365,096,800 TRX tokens of the Consideration Tokens were “staked” and converted into approximately 297,543,246 sTRX based on the real-time conversion ratio at the time of conversion according to the JustLend webpage (https://app.justlend.org/strx?lang=en-US). Therefore there were no remaining 67,533,544 TRX tokens after this transaction was completed.

-	According to the JustLend DAO documentation, users who “unstake” (or using the terminology in the Staff’s Letter, “unbonding”) their sTRX must wait 14 days before they can withdraw the unstaked TRX by clicking “Withdraw” on the same page.

●	We note your disclosure that the company has staked and plans to continue to stake TRX tokens to “earn enhanced staking yield from both standard TRX staking and energy rental.” Please explain the difference between standard TRX staking and energy rental and how each operates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Amended S-3.

●	Please disclose what the company intends to do with the sTRX tokens it receives from JustLend. To the extent these activities present additional risks, please consider updating your risk factor disclosures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 6 and 32 of the Amended S-3.

●	Please disclose the characteristics of the sTRX tokens and how they differ from TRX tokens.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 7 of the Amended S-3.

●	Please discuss how staking rewards are distributed, including the amounts or percentages distributed to the company, BiT Global, JustLend, and any other party that receives a fee or distributions in connection with staking, as applicable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Amended S-3.

●	Please disclose with more specificity the role of JustLend in the company’s staking program.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 7 of the Amended S-3.

●	We note that the company holds the treasury tokens in a self-managed cold wallet. Please clarify whether the company engages in offline staking.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Amended S-3.

6.	Please revise to disclose whether you have any material agreements with counterparties related to purchase and sales of TRX tokens, and, if so, please identify the counterparties and disclose the material terms of your agreements with your counterparties.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 13 and 36-37 of the Amended S-3.

7.	We note your disclosure on page 7 that the company has entered into a Financial Advisory Agreement under which the Advisor will “explore opportunities involving holding tokens, primarily TRX Tokens,... identifying additional revenue-generating verticals within that ecosystem.” Please revise to clarify whether the primary focus of the business will be to accumulate TRX tokens and benefit from its appreciation and staking rewards, or whether the TRX token reserve will be used to support or finance other operating activities. In addition, please revise to clarify whether there are plans to hold any other crypto assets.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 6 and 7 of the Amended S-3.

8.	Please expand your disclosure to describe the policies and procedures you have in place or intend to adopt that govern when you exchange cash for TRX tokens and when you monetize your TRX tokens. In addition, please disclose whether you intend to hedge your TRX token exposure, and, if so, please describe your hedging strategy.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Amended S-3.

9.	Please expand your discussion of the TRON network and describe any material updates that have occurred or are planned to occur.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Amended S-3.

Risk Factors

We may regularly encounter potential conflicts of interest, page 26

10.	We note your disclosure that potential conflicts of interest may arise from relationships that you identify under this heading. Please expand this disclosure to address whether any conflicts of interests may arise from Justin Sun’s relationship to the company and the TRON network, BiT Global, and JustLend, to the extent applicable. In this regard, we also note news reports indicating that Justin Sun owns the majority of the supply of TRX tokens. If true, please disclose this fact, and any risks or conflicts of interests attendant thereto.

Response: As stated on page 27 of the Amended S-3, the Company believes that a conflict of interest can arise in the following scenarios:

“A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family or close friend(s) or business associate(s)) interferes, or even appears to interfere, with the interests of our company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family or a close friend(s) or business associate(s)) takes actions or has interests that may make it difficult to perform his or her work for our company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family or close friend(s) or business associate(s)) receives improper personal benefits as a result of his or her position in our company.”

The Company respectfully submits to the Staff that it does not believe that Mr. Justin Sun’s relationship to the Company creates a reasonable risk that any such conflicts of interest will occur. The primary reason for this is that Mr. Justin Sun is not a director or an executive officer of the Company, and his current role as an advisor requires him to perform services as may be directed by the Company’s board of directors, and that his performance of such services shall be subject to the Company’s final approval. The Company also respectfully submits that Mr. Justin Sun is not a shareholder of the Company. Therefore, Mr. Justin Sun is not in a position to control or influence the management or operations of the Company.

The fact that Mr. Justin Sun founded TRON back in 2017 also should not be taken to imply that he exercises control over the TRON blockchain, which would be needed for him or anyone else to have the ability to cause the blockchain to take actions that are not in the best interests of the Company. Mr. Justin Sun oversaw development of the TRON blockchain prior to the establishment of the TRON DAO in 2021, at which time TRON became a decentralized autonomous organization (“DAO”). DAO is generally a blockchain-based organization with no central authority and strictly governed by smart contracts. The smart contracts enable DAO members to democratically participate (usually through voting) in the DAO’s development and operation. Under TRON’s decentralized governance system, all TRX token holders are given the equal right to stake their tokens and vote in on-chain elections of the 27 super representatives, who are tasked with keeping the network secure and voting on protocol upgrades, parameter adjustments, and other policy decisions. Pursuant to its treasury strategy, the Company is simply buying and accumulating TRX tokens in the treasury wallet and earning yield through staking. All decisions relating to the execution of this strategy are made by the Company under the supervision of its Board of Directors. Mr. Justin Sun does not participate in any of these decisions.

BiT Global is an independently operating global custody platform based in Hong Kong, that is licensed by the Companies Registry of Hong Kong as a Trust or Company Service Provider under Hong Kong law and is regulated as such. Mr. Justin Sun is an advisor to BiT Global, due to his industry leadership and his role as the founder of TRON blockchain. The Company’s contractual relationships with BiT Global were negotiated at arms length.

JustLend is an open-sourced DeFi protocol equally available to all its users without preferential treatment. JustLend also is a DAO, where DAO participants are given decision making power over the JustLend protocol, including the right to propose and vote on protocol changes. Mr. Justin Sun is not a shareholder, officer, or director of JustLend.

Because of the above factors, the Company respectfully submits to the Staff that Mr. Justin Sun’s current relationships to it, as well as to the TRON blockchain, BiT Global and JustLend do not pose any current conflicts of interest.

As to the news reports cited in the Staff’s comment, the Company respectfully responds that it does not possess the information necessary to confirm, deny or otherwise comment on any publicly disseminated assertions as to Mr. Justin Sun’s ownership of TRX tokens. The Company is aware of other public information indicating that Mr. Justin Sun denies and is challenging the media report concerning his holdings of TRX tokens.

Risks Related to Our TRX Token Strategy and Holdings, page 27

11.	We note that on August 29, 2025, the TRON blockchain determined to lower transaction fees by 60%. Please disclose this fact and the risks and impacts of such a change.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 10, and has added a risk factor on page 37, of the Amended S-3.

The TRX token is a highly volatile asset, page 27

12.	Please revise to include quantitative examples of TRX token’s historic price volatilities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Amended S-3.

Our TRX token holdings are less liquid than our existing cash and cash equivalents, page 32

13.	We note your disclosure regarding the inherent risks of staking. Please identify the super representative nodes with which the company will stake its TRX if possible.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Amended S-3.

We face risks relating to the security of the wallets holding our TRX tokens, page 32

14.	We note your disclosure that “TRON blockchain and TRX token, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.” Please expand your disclosure to discuss any material security breaches or cyberattacks that have occurred relating to TRON blockchain or TRX tokens.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Amended S-3.

Absent federal regulations, there is a possibility that TRX token may be classified as a “security.”, page 33

15.	Please revise your disclosure in this section and throughout the prospectus where you indicate that TRX may be classified as or could be determined to be a “security” to state that TRX “may be offered and sold as part of or subject to an investment contract.” In this regard, please clarify your disclosure on page 28 that “there is no claim in the SEC Action that TRX token is itself a security.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 29, 34 and 35 of the Amended S-3.

Exhibits

16.	We note your revision in response to prior comment 4. Please also file a Form T-1 or, if you are relying on Section 305(b)(2) of the Trust Indenture Act, annotate the exhibit index to indicate such intention and include the undertaking contained in Item 512(j) of Regulation S-K. For further guidance, refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Questions 206.01 and 220.01.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-3 of the Amended S-3.

17.	We note that you marked Exhibit 10.1 as having portions omitted in compliance with Regulation S-K Item 601(b)(10)(iv). Please revise to include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.

Response: In response to the Staff’s comment, the Company has included a prominent statement on the first page of the redacted exhibit.

* * *

Please reach Ted Paraskevas, the Company’s outside counsel at +1 212-407-4971 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Richard Miller
Richard Miller
Chief Executive Officer